Code of Conduct

Effective: March 7, 2018

MESSAGE FROM THE CEO
Nobilis Health Corp. (“Nobilis” or the “Corporation”) is committed to performing its business activities and operations with integrity and due regard for the public interest and the interest of its shareholders. For Nobilis to meet these standards, all personnel, directors and officers (collectively referred to as “employees” unless otherwise noted in this Code of Conduct) must make a conscientious effort to maintain a high standard of business ethics and social awareness while conducting their corporate and operating responsibilities.
The following does not attempt to address every situation and aspect of the Corporation’s activities in depth. In many instances, the laws and regulations governing these matters are complex and subject to change. While management undertakes to revise this Code of Conduct to reflect changing circumstances, employees are encouraged to discuss specific issues with management to ensure the Corporation’s ethical standards are not compromised.
Sincerely,
/s/Harry Fleming
Harry Fleming
CEO & Chairman of the Board

FINANCIAL INTEGRITY AND BUSINESS CONDUCT
Display good judgment and high ethical standards in your business dealings.
Perform duties in good faith and employ your best efforts.
All of Nobilis' business affairs must be conducted with honesty, transparency, fairness and integrity. These qualities are evidenced by truthfulness and the absence of deception or fraud. Employees are expected to refrain from conduct which may violate the fraud, waste and abuse laws.
Sell Nobilis' services and products fairly and honestly, stressing their value and merits.
Nobilis' employees shall market and advertise Nobilis' services and products fairly, honestly and in a non-deceptive manner, stressing their value and merits. Do not use tactics that misrepresent Nobilis' products and services or that unfairly undermine the products and services of a competitor. This includes the use of disparaging comments or innuendos.
Keep honest and accurate financial records.
You must ensure that any financial records for which you are responsible accurately reflect transactions. The financial activities of Nobilis must be recorded in accordance with generally accepted accounting principles (“GAAP”) and the financial information must be fairly stated. Nobilis' books and records must not contain any false or misleading information and must conform to GAAP.
No undisclosed or unrecorded funds or assets may be established. All items of income and expense and all assets, allowances and liabilities must be entered in Nobilis' financial records and must be accurately and adequately described.
All payments must be for the purpose stated. All reports submitted to governmental authorities must be accurately made and all transactions shall be executed in accordance with management's authorization and approval.
Employees are encouraged to speak at work-related educational programs.
Employees are encouraged to participate as faculty and speakers at educational functions and programs. Employees should, however, seek permission of their supervisor. Purchasing for, or on behalf of, Nobilis will be free from conflict of interest and done in accordance with all applicable Laws and regulations.

Any purchasing done for or on behalf of Nobilis must be free from conflicts of interest and done in accordance with Nobilis policy. The prohibitions discussed in the policy statements section of the Compliance Manual entitled, "Payments, Discounts, and Gifts" apply to purchasing decisions. Nobilis is determined to maintain a fair and objective procurement program that results in Nobilis acquiring quality services and goods at a fair price. If an employee has any reservations about the legality of a proposed purchase, including knowledge or suspicion of inducements offered by a vendor, they should make such concerns known to the Compliance Officer.
Always bill correctly for services rendered.
Nobilis bills only for services rendered, and all bills must comply with billing requirements for government-sponsored programs and other payors. Nobilis employees must exercise care in assuming the accuracy of any written or oral report made to any government agency or other payor. Nobilis will not tolerate false reports by Nobilis employees to a government agency or other payor. Deliberate inaccurate reports to government agencies or other payors may expose an employee to civil and criminal penalties, as well as termination of employment and loss of benefits. Employees should also refer to the more detailed policy statement section of the Compliance Manual entitled, “Billings and Claims”.
Nobilis will comply with Fraud, Waste and Abuse Laws and other Laws pertaining to federal and state programs.
There are a number of laws governing federal and state health programs. These laws prohibit the payment of remuneration in return for the referral of patients or to induce the purchase of goods or services to be paid for by federal and state health and commercial payor programs. They also prohibit making false claims for reimbursement.
No employee shall solicit or receive, or offer to pay or pay for remuneration of any type (including kickbacks, bribes, gainsharing or rebates) in return for referring or recommending the referral of an individual to another person, affiliated practice or medical facility for services or in return for the purchase of goods or services.
No employee shall offer or grant any benefit to a referring physician or other referral source on the condition that such physician or referral source refer or agree to refer any patients to an affiliated practice or medical facility owned or managed by Nobilis.
You are urged to use caution when engaging in transactions that involve referral sources. Every agreement involving compensation or cross referrals with a physician or other referral source must be reviewed by Nobilis Legal Counsel prior to its execution.

Physician recruitment practices will comply with all applicable laws and regulations.
Nobilis will take special care to ensure that its physician recruitment practices comply with all applicable laws, rules and regulations. Physician recruitment practices may implicate federal and/or state law, including without limitation, the Stark law and federal and state anti-kickback laws.
Any physician recruitment package should be in writing and consistent with Nobilis guidelines. Any new recruitment arrangements or income guarantees should be reviewed by the Compliance Officer and Nobilis Legal Counsel. Physicians should not be required to refer patients to Nobilis, nor should their compensation or support be related to the volume or value of referrals.
Physician practice acquisitions will comply with all applicable laws and regulations.
Nobilis may seek to acquire physician practices in order to improve its delivery of health care services. Nobilis will take special care to comply with all laws relating to the acquisition of these practices, including federal and state anti-kickback, the Stark law, the Texas Patient Solicitation Act and various tax laws.

PROPRIETARY INFORMATION; CONFIDENTIALITY
Proprietary information about Nobilis must be kept confidential.
Proprietary or confidential information developed or acquired by Nobilis and not generally available to others is a valuable asset of Nobilis and must be kept confidential and be protected against theft, loss or improper disclosure. You shall not discuss, disclose or permit the disclosure of proprietary Nobilis information, data, systems, pricing, finances, plans, or policies to any competitor of Nobilis or to any person who might be in a position to disclose such matters to Nobilis' competitors.
You should use appropriate discretion and judgment when disclosing any such information to other Nobilis employees. Salary, benefit, and other personal information relating to employees shall be treated as confidential. Personnel files, disciplinary files, and payroll information shall be maintained in a manner designed to ensure confidentiality. This obligation to maintain the confidentiality of proprietary Nobilis information continues to apply after you leave Nobilis. Any proprietary Nobilis information to which you may have access should be used only for Nobilis purposes, and disclosed only to those authorized employees who have a need to know it. Documents or files containing proprietary Nobilis information should not be taken from Nobilis' premises, copied, or released to unauthorized figures.
Patient Information must be kept confidential.
Nobilis possesses privileged information about patients which patients naturally expect will be kept confidential. Nobilis is committed to honoring its patients' expectations of privacy as well as all applicable laws and regulations concerning patient privacy.
Nobilis has established a procedure to ensure the confidentiality of patient records. This policy will be applied to all patient records. Nobilis also complies with the accreditations standards concerning patient confidentiality and privacy set forth by the Joint Commission on Accreditation of Health Care Organizations. Further, Nobilis will maintain the privacy and confidentiality of patient information, including patient records, in accordance with state and federal law, specifically including, but not limited to, the Health Insurance Portability and Accountability Act of 1996, and any regulations promulgated thereunder (collectively "HIPAA"). Employees must follow these procedures and standards. Employees must also follow all Nobilis policies and procedures.
Nobilis has established procedures to ensure compliance with all relevant provisions of HIPAA on or before the effective dates for such compliance. If faced with a request for patient records or information, employees must follow established procedures for determining whether and the circumstances under which such medical information may be disclosed. Employees shall not discuss a patient's medical condition or provide information about patients to anyone other than authorized personnel who need the information. Medical records may not be released without the patient's consent or in other limited circumstances. If faced with a request for patient records or information, you must refer all such requests to the Vice President of Information Technology and the Compliance Officer. Medical records should not be removed from the premises, altered, or destroyed. Anyone with access to medical records must make every effort to preserve their confidentiality. No employee should access any record without a legitimate reason.
Any violations of patient confidentiality policies should be reported to Human Resources, Vice President of Information Technology or the Compliance Officer.

CONFLICTS OF INTEREST
A conflict of interest occurs if your activities or personal interests (i) appear to, or might influence, the business decisions required by your responsibilities, (ii) are detrimental to the business of Nobilis, or (iii) result in an improper or illegal gain for you or a third party.
Use Nobilis property for business only.
Do not use Nobilis property for personal reasons. Nobilis' assets, such as equipment and office supplies, must not be taken out of Nobilis facilities except for purposes of performing your job. If removed from Nobilis facilities, the property must be returned to the facility when it is no longer needed for Nobilis business purposes.
Each employee has a duty of loyalty to Nobilis.
Nobilis employees must avoid any actions that may involve, or may appear to involve, a conflict of interest with their obligations to Nobilis.
Personal activity
You may not realize any profit or gain as a result of your position with Nobilis apart from Nobilis' compensation/benefit programs. You must not become involved in non-Nobilis related interests to the extent that you spend a substantial portion of Nobilis' normal business hours on such other interests.
Competitors and Suppliers
Employees shall not hold a significant financial interest in, serve as a director or officer of, receive compensation from, or provide consultation or other services to (i) suppliers of Nobilis and its affiliated practices, facilities, or (ii) competitors of Nobilis, in the health care industry without the written consent of the CEO. This does not, however, apply to personal investments in shares or other securities or corporations traded on major securities exchanges.
Nobilis employees who deal with suppliers must do so in a reputable, professional and legal manner. To avoid the appearance of impropriety, Nobilis employees should decline any gifts from suppliers, including discounts, the acceptance of which would raise suspicion of improper influences. Discounts that are available to all Nobilis employees and employees of other companies may be accepted. Refer to the policy statements section of the Compliance Manual entitled, “Payments, Discounts, and Gifts” and “Entertainment and Gifts”.
Nobilis employees must obtain approval from the CEO and the Compliance Officer before serving on the board of directors of any organization that may be in business with or in competition with

Nobilis, including any banks that may have relationships with Nobilis. Positions with nongovernmental and non-health care related organizations, such as charitable or fraternal organizations do not require prior approval. Nobilis employees must disclose all board of directors activities in the annual conflict of interest disclosure statement. Nobilis reserves the right to prohibit membership on any boards if such membership would conflict with the best interests of Nobilis. Any questions should be addressed to Human Resources or the Compliance Officer.
Disclosure of possible conflicts of interest
Employees must disclose possible conflicts of interest involving themselves or their immediate families to their supervisor, the Compliance Officer or Nobilis Legal Counsel, who will evaluate the situation and provide any necessary guidance to avoid any appearance of impropriety.

HEALTH, SAFETY AND ENVIRONMENT
Nobilis will protect the environment in its operations.
Nobilis is committed to promoting sound environmental practices that will prevent damage to the environment, enhance human and community resources, and reduce or avoid exposure to environmental liabilities. If you detect an existing or potential condition hazardous to human health or the environment, you should report the condition immediately to Human Resources, Operations Executive or the Compliance Officer.
Prompt disclosure of such events is critical to effective remedial action and to Nobilis' efforts to ensure that such events do not recur. Employees with responsibility for the proper handling and disposal of hazardous substances and infectious waste should ensure that contractors hired to dispose of such materials do so in a proper manner.
Nobilis will comply with waste disposal regulations.
Nobilis is dedicated to minimizing the impact on the environment of Nobilis and infectious waste and to complying with all local, state and federal regulations regarding waste management. Compliance with these regulations requires ongoing monitoring; failure to comply could result in significant penalties. Any employees or contractors who come into contact with infectious or biological waste should be familiar with Nobilis' medical waste policy and procedures. Any deviations from Nobilis' policy regarding waste disposal should be reported to Human Resources, Operations Executive or to the Compliance Officer.
Nobilis and its contractors will comply with the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, EPA emission standards, and other local, state and federal laws and regulations governing the incineration, treatment, storage, disposal, and discharge of waste. Any spills or releases of hazardous materials should be reported immediately so that clean up can be initiated and appropriate reports can be made. Failure to prevent, report, or correct environmental problems can result in criminal and civil penalties as high as $50,000 per day per violation or imprisonment.
Nobilis will maintain a safe and healthful work place.
Nobilis and its employees and all third parties working or conducting business at any Nobilis facility are responsible for maintaining a safe and healthful work environment. Nobilis and its employees and all such third parties must comply with all federal, state and local health and safety laws, rules and regulations, including the rules and regulations of the Occupational Safety and Health Administration (OSHA).
Controlled Substances should be handled appropriately.

Controlled substances should only be handled in the proper manner by authorized individuals. If you know of any situation involving the inappropriate handling or dispensation of controlled substances, you should immediately report the situation to a Company Officer, Operations Executive or the Compliance Officer.

FAIR COMPETITION (ANTI-TRUST)
Under the antitrust laws of the United States, certain agreements, whether explicit or implicit, with competitors, customers or others may constitute punishable crimes and result in severe personal and institutional civil damages if they produce an unreasonable restraint of trade or a substantial lessening of competition. Examples of conduct that may be anti-competitive include exclusive buying or selling agreements and certain mergers and acquisitions. The facts of a particular course of conduct are important to an evaluation of the anti-competitive consequences of such conduct and require expert legal guidance.
Nobilis recognizes that routine communications with competitors are appropriate and reasonable in many instances, but communications with competitors about matters that could be perceived to have the effect of lessening competition should take place only after consultation with Nobilis Legal Counsel.
General business information about its competitors is important to Nobilis' efforts to maintain and improve upon its competitive position in the markets in which Nobilis operates. However, only legal and ethical means should be used to gather information about existing and potential competitors.
You shall not

•	respond to any inquiry or survey from a competitor that requests information on prices, wages, marketing activity, acquisition or development plans, or any other competitive information;

•	request from a competitor information on acquisition or development plans or prices the competitor charges or pays for any goods or services; or

•	knowingly share with a competitor, directly or through a third party, information regarding pay scales, wages, salary ranges or compensation formulas.
Competitive information should be collected only from generally available industry sources and from information within the public domain; however, you may respond to appropriate requests for competitive information when the information is being gathered confidentially by a third party (e.g., Joint Commission on Accreditation of Healthcare Organizations, a government entity or a trade or professional association), and when such information will be made available to others only in summary form so no individual competitor is identifiable.

GIFTS AND ENTERTAINMENT
Use best judgment when giving gifts.
You must not provide gifts, loans or other benefits to a customer (or representative) or potential customer (or representative) or to any physician (or representative) to obtain sales or beneficial arrangements from the customer or physician. A gift is appropriate only if:

•	the monetary value is of limited value;

•	the benefit is part of a marketing, educational or other ordinary business activity; and

•	the benefit does not violate any applicable law.
Acceptable gifts could include occasional business meals or promotional items of limited value.
You may not give gifts which are in the form of cash or cash equivalents. You must consult with the Compliance Officer before providing anything of value to any physician (or representative).
Remember that we are all stewards of Nobilis’ assets, and when giving gifts, you are giving away a Nobilis asset.
Do not use Nobilis funds for improper or illegal activities.
You may not make payments to government officials to secure sales or obtain favorable treatment. Gifts to, or entertainment in excess of limited value of, government officials or employees is prohibited. Gifts, assistance or entertainment provided for any government official or employee should not compromise or appear to compromise that person's integrity. You cannot use Nobilis assets to contribute to a political party, committee, organization or candidate. You may make personal contributions of your own choice, but such contributions are on a voluntary, personal basis and are not subject to reimbursement by Nobilis.
Ask yourself

•	Would the gifts in total exceed limited value?

•	Are the gifts intended to retain or secure business for Nobilis?

•	Is the gift for business purposes?

•	Is the gift or offer legal?

•	Is the gift customary for the relationship?

•	Would I, or Nobilis, be embarrassed if the gift was disclosed to the public via the internet or other means?

EMPLOYMENT PRACTICE
Nobilis does not discriminate in its employment practices. Employees will be treated with respect and courtesy.
No person may be discriminated against concerning recruitment, employment, promotion, termination of employment or any other term or condition of employment because of such person's race, color, religion, age, national origin, sex (including sexual orientation and gender identity), pregnancy, disability, genetic information, U.S. military service or any other bias prohibited by federal, state or local law. For further information refer to Human Resources policy entitled, "Equal Opportunity Employment"
Nobilis prohibits harassment and workplace violence. Employees should be treated with respect and courtesy.
No employee of Nobilis shall engage in any type of conduct whatsoever that could be construed as sexual harassment under the guidelines established by the Equal Employment Opportunity Commission and as established by Nobilis' policy prohibiting sexual harassment. Behavior construed as harassing based on personal characteristics or cultural background is also prohibited. If you experience harassment in the workplace, you should report it to a Company Officer, Human Resources confidential hotline (1-844-680-0877 or www.nobilishealth.ethicspoint.com), or the Compliance Officer.
The use of violence in the workplace is unacceptable. To ensure a safe environment, workers are prohibited from possessing weapons, explosive devices, or other dangerous materials on Nobilis property. Anyone witnessing any form of harassment or violence should report the incident to a Human Resources, confidential hotline (1-844-680-0877 or www.nobilishealth.ethicspoint.com) or the Compliance Officer. For further information refer to Human Resources policy entitled, "Harassment, including Sexual Harassment".
Nobilis is committed to maintaining a drug free work environment.
Nobilis is committed to ensuring that Nobilis is a drug-free work place. The manufacture, dispensation, possession, distribution, consumption or use of illegal drugs or alcohol on Nobilis premises or on Nobilis time is absolutely prohibited. You should not participate in any of the above practices nor should you work under the influence of drugs or alcohol while on duty. Nobilis reserves the right to permit the consumption of alcohol at designated functions.
Drugs which could impair judgment or other skills required in job performance are sometimes prescribed for employees. If you have questions about the effect of such medication on your performance, consult with Human Resources or the Compliance Officer.
Anti-Retaliation

Nobilis strictly prohibits any form of unlawful retaliation or intimidation against any employee who in good faith makes a compliant, raises a concern, provides information or otherwise assists in an investigation or proceeding regarding any conduct that he or she reasonably believes to be a violation of this Code of Conduct, Nobilis policies or applicable laws, rules or regulations.

GOVERNMENT REQUESTS
Consult the Compliance Officer about any non-routine requests from national, state and municipal government agencies.
It is Nobilis' policy to cooperate with reasonable requests from any governmental agency concerning Nobilis' operations. The fact that a law enforcement agent requests information from Nobilis or an employee of Nobilis does not mean a crime has been committed or even that the agent has concluded a crime was committed.
If law enforcement agents seek to contact you directly, you are advised:

•	that you have the right to speak or decline to speak, as all such conversations by you are entirely voluntary;

•	that you have the right to speak to an attorney before deciding to be interviewed;

•
that you can insist that if you agree to be interviewed, that an attorney be present. Nobilis requests that you advise Nobilis Legal Counsel before responding to any requests which are outside the ordinary scope of routine reports which are regularly made to governmental authorities.

INSIDER TRADING
Nobilis believes in, and is committed to, the right of investors to fair, orderly and efficient markets
To this end, Nobilis complies, and requires compliance by its employees, with all laws and regulations affecting Nobilis securities and the markets on which said securities are traded.
As the shares of Nobilis are publicly-traded, no employee (or member of the employee’s family, or any person who is associated with the employee) shall trade in the shares or other securities of Nobilis when in possession of non-public information obtained by the employee in the employee’s capacity as an employee which, if generally known, might reasonably be expected to affect the value of such shares or other securities. Furthermore, no non-public information shall be used by an employee for the employee’s own benefit or otherwise disclosed to others.
Additionally, as a Nobilis employee, you may have access to third party information which is material and non-public. Likewise, no employee shall trade in the securities of such third parties.
Anyone with questions about buying or selling shares of Nobilis should consult with Human Resources or Nobilis Legal Counsel.

CONCLUSION
Every employee, supplier, agent, director and officer shall acknowledge in writing receipt of a copy of this Code of Conduct and that such individual or entity has read and agrees to comply with its provisions as a condition of employment/agreement with Nobilis. In addition, all such entities will annually acknowledge, in writing, their compliance with this Code of Conduct.
Each manager of the Corporation shall ensure the distribution and acknowledgment of a copy of this statement to every employee in the department and establish such further procedures as deemed appropriate to monitor compliance.
Every signatory has an obligation to report violations of this Code of Conduct. Any person who has knowledge of, or suspects, a breach of this Code of Conduct, or has a specific question, idea, concern, or general comment regarding this Code of Conduct, or its interpretation, should meet and discuss with a supervisor, Human Resources, Nobilis Legal Counsel, the Compliance Officer: compliance@nobilishealth.com or otherwise disclose confidentially via the hotline at 1-844-680-0877 or (www.nobilishealth.ethicspoint.com).
Disciplinary action for any breaches of this Code of Conduct may include termination of employment or business relationship.

CERTIFICATE OF COMPLIANCE WITH CODE OF CONDUCT
I hereby certify that I have read and understand Nobilis' Code of Conduct.
I hereby certify my intention to act in complete compliance with Nobilis' Code of Conduct and related policies and when necessary, seek advice from a supervisor, Human Resources, Nobilis Legal Counsel or the Compliance Officer concerning the appropriate activities that I may need to undertake in order to comply with the Code of Conduct and related policies.

Date:

Name:

Signature:

Title or Capacity: